SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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Securities and Exchange Commission

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RE:	The Gabelli Global Small and Mid Cap Value Trust - N-2/A Filing (File Nos. 333-207415 and 811-22884)

Ladies and Gentlemen:

On behalf of The Gabelli Global Small and Mid Cap Value Trust (the “Fund”), we are enclosing herewith for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) thereunder, and the Investment Company Act of 1940, as amended, and the General Rules and Regulations of the Commission thereunder, one electronically signed Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (the “Registration Statement”).

A fee of $10,070.00 to cover the registration fee under the Securities Act has been paid.

If you have any questions or require any further information with respect to this Registration Statement, please call me at (617) 573-4836 or Rick Prins at (212) 735-2790.

Best regards,

/s/ Kenneth E. Burdon
Kenneth E. Burdon